Exhibit (a)(5)(xii)

EFiled: Jan 26 2015 11:40AM EST Transaction ID 56661300 Case No. 10580-VCN

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RICHARD MANTLER, On Behalf of	)
Himself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	) Civil Action No. __________
)
NPS PHARMACEUTICALS, INC.,	)
PETER G. TOMBROS, MICHAEL W.	)
BONNEY, COLIN BROOM, GEORGES	)
GEMAYEL, PEDRO GRANADILLO,	)
JAMES G. GRONINGER, FRANCOIS	)
NADER, PIERRE LEGAULT, RACHEL	)
R. SELISKER, SHIRE	)
PHARMACEUTICAL HOLDINGS	)
IRELAND LIMITED, KNIGHT	)
NEWCO 2, INC., and SHIRE PLC,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.        This is a stockholder class action brought by plaintiff on behalf of himself and the public stockholders of NPS Pharmaceuticals, Inc. (“NPS Pharma” or the “Company”) against NPS Pharma, the members of NPS Pharma’s Board of

Directors (the “Board” or the “Individual Defendants”), Shire plc (“Shire”), and Shire’s affiliates, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. (the “Shire Affiliates”), arising out of the Individual Defendants’ agreement to sell NPS Pharma to Shire (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed Class (defined herein).

2.  On January 11, 2015, NPS Pharma entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Shire will acquire NPS Pharma in a transaction valued at approximately $5.2 billion, after which NPS Pharma will become a wholly-owned subsidiary of Shire. Under the terms of the Merger Agreement, NPS Pharma stockholders will receive $46.00 in cash per share of NPS Pharma stock (the “Merger Consideration”). The Proposed Transaction has been approved by the Board.

3.  The Company agreed to the Proposed Transaction a mere three weeks before it expects the U.S. Food and Drug Administration (“FDA”) to announce the outcome of its review of the Company’s drug Natpara – capping any potential upside to stockholders who have endured the drug’s approval delays.

4.  To limit outside bidders from making a proposal to acquire the Company, the Board agreed to deal protection devices that all but assure that the

Proposed Transaction will be consummated. The onerous deal protections include a “no-solicitation” provision that prevents representatives of the Company from actively seeking out other bidders; an information rights provision that requires the Company to inform Shire within twenty-four hours if another bidder materializes; a matching rights provision that requires NPS Pharma to consider any changes to the Merger Agreement for a period of four business days if another bidder emerges; and a termination fee of over $155 million, payable by NPS Pharma to Shire in the event NPS Pharma accepts an offer from another bidder.

5.    The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of NPS Pharma to Shire on terms preferential to Shire, but detrimental to plaintiff and the other public stockholders of NPS Pharma. Plaintiff seeks to enjoin the Proposed Transaction.

PARTIES

6.    Plaintiff is, and has been at all times relevant hereto, a NPS Pharma stockholder.

7.  Defendant NPS Pharma is a Delaware corporation that maintains its principal executive offices at 550 Hills Drive, Bedminster, New Jersey 07921. The Company’s securities trade on the NASDAQ under the symbol “NPSP.” NPS Pharma is a commercial-stage rare disease-focused biopharmaceutical company.

8.  Defendant Shire is a Jersey corporation that maintains its principal executive offices at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland. Shire’s securities trade on the London Stock Exchange under the symbol “SHP” and whose American depository receipts trade on the NASDAQ under the symbol “SHPG.” Shire is a global specialty biopharmaceutical company.

9.  Defendant Shire Pharmaceutical Holdings Ireland Limited is an Irish corporation and wholly-owned subsidiary of Shire.

10.  Defendant Knight Newco 2, Inc. is a Delaware corporation and wholly-owned subsidiary of Shire Pharmaceutical Holdings Ireland Limited.

11.  Defendant Peter G. Tombros (“Tombros”) has served as a Company director since 1998. Tombros is the Chairman of the Board, a position he has held since 2008. Tombros is a member of the Company’s Audit, Compensation, and Nominating and Governance Committees.

12.  Defendant Michael W. Bonney (“Bonney”) has served as a Company director since 2005. Bonney is the Chairman of the Company’s Nominating and Governance Committee.

13.  Defendant Colin Broom (“Broom”) has served as a Company director since 2009. Broom is a member of the Company’s Audit and Nominating and Governance Committees.

14.  Defendant Georges Gemayel (“Gemayel”) has served as a Company director since 2012. Gemayel is a member of the Company’s Audit and Compensation Committees.

15.  Defendant Pedro Granadillo (“Granadillo”) has served as a Company director since 2010. Granadillo is the Chairman of the Company’s Compensation Committee.

16.  Defendant James G. Groninger (“Groninger”) has served as a Company director since 1988. Groninger is a member of the Company’s Audit and Nominating and Governance Committees.

17.  Defendant Francois Nader (“Nader”) has served as a director and as the Company’s President and Chief Executive Officer (“CEO”) since 2008.

18.  Defendant Pierre Legault (“Legault”) has served as a Company director since November 2014. Legault is a member of the Company’s Audit Committee.

19.  Defendant Rachel R. Selisker (“Selisker”) has served as a Company director since 2005. Selisker is the Chairwoman of the Company’s Audit and Committee.

20.  The defendants named above in paragraphs 11 through 19 are sometimes collectively referred to herein as the “Individual Defendants.”

21.  The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public stockholders. As alleged herein, they have breached their fiduciary duties.

CLASS ACTION ALLEGATIONS

22.  Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and all holders of Company stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

23.  This action is properly maintainable as a class action.

24.  The Class is so numerous that joinder of all members is impracticable. According to recent filings with the United States Securities and Exchange Commission (“SEC”), NPS Pharma has over 106 million shares of common stock outstanding, likely owned by thousands of stockholders.

25.  There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)  Whether  defendants  have  breached  their  fiduciary  duties  of loyalty and due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonably available under the circumstances for the sale of NPS Pharma;

(c) Whether the other defendants have aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(d) Whether plaintiff and the other members of the Class will be irreparably harmed were the transactions complained of herein consummated.

26.  Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

27.  Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

28.  The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

29. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

Background of the Company

30.  According to its public filings, NPS Pharma is a biopharmaceutical company focused on pioneering and delivering therapies that transform the lives of patients with rare diseases worldwide. The Company’s strategy is focused on the global development and commercialization of ‘first-in’ or ‘best-in’ rare disease therapeutics.

31.  The Company’s sole marketed product, Gattex®, was approved by the FDA in December 2012 for the treatment of adult patients with Short Bowel Syndrome (“SBS”) who are dependent on parenteral support. SBS is an ultra-rare potentially fatal disorder in which the body is unable to absorb enough nutrients and fluids through the gastrointestinal tract. In the European Union, teduglutide (trade name: Revestive®) is approved for the treatment of adult patients with SBS; patients should be stable following a period of intestinal adaptation after surgery. In addition, named-patient programs have been initiated in a number of countries and the Company is implementing a regulatory strategy for Japan, which includes filing for orphan drug status. NPS Pharma is also seeking to expand its SBS franchise by evaluating the safety and efficacy of Gattex/Revestive in a global registration study of pediatric patients with SBS patients.

32.  The Company’s second product, Natpara®, has been developed for hypoparathyroidism, a rare multidimensional disorder characterized by deficient or absent parathyroid hormone (PTH). The review of the Biologic License Application for Natpara is ongoing and the Prescription Drug User Fee Act (“PDUFA”) goal date for a decision by the FDA is January 25, 2015. Within the Filing Review Notification, also referred to as the Day-74 letter, the FDA told the Company it plans to discuss its Natpara application at an advisory committee meeting.

33.  NPS Pharma also actively pursues in-licensing opportunities to build a pipeline of ‘first-in’ or ‘best-in’ therapies for rare disorders of high unmet medical need. The Company’s lead clinical-stage product candidate is NPSP795, a calcilytic compound with potential application in rare disorders involving increased calcium receptor activity, such as autosomal dominant hypocalcemia (“ADH”).

34.  The Company also has collaborations or royalty agreements with a number of pharmaceutical companies. In 2013, NPS Pharma recorded $123.8 million of royalty revenue that was driven by (i) Amgen’s sales of Sensipar® and Mimpara® (cinacalcet  HCl); ii)Kyowa Hakko Kirin’s sales of REGPARA®

(cinacalcet HCl) in Japan; and (iii) Janssen’s sales of Nucynta® (tapentadol) in the U.S.  NPS Pharma has partially monetized royalty rights related to Sensipar and Mimpara under an agreement with Amgen through the issuance of non-recourse debt and has sold certain of rights to receive royalty payments arising from sales of REGPARA under an agreement with Kyowa Hakko Kirin.

The Company’s Recent Growth

35.     On August 6, 2014, the Company reported its second quarter 2014 financial results.  The Company reported net global Gattex®/Revestive® sales of $22.0 million for the second quarter of 2014, compared to $4.8 million for the same period of 2013.  The Company also reported that it expected to achieve full-year 2014 global net sales of $100 to $110 million representing more than 200 percent year-over-year growth.   Individual Defendant Nader commented in the Company’s August 6, 2014 press release:

‘Our gastrointestinal rare disease franchise continues to flourish with the success of Gattex in the U.S., including the expansion of our label to include long-term data from the STEPS 2 study,’ said Francois Nader, MD, president and chief executive officer of NPS Pharma. ‘Internationally, we are pleased with the progress we are making toward the commercialization of Revestive in key EU markets, and the execution of our development strategy in Japan.’

36.     On  September  12, 2014  the  Company  announced  that  the  FDA’s Endocrinologic and Metabolic Drugs Advisory Committee voted 8 to 5 that the available data supported the approval of Natpara for the long-term treatment of

Hypoparathyroidism.   This recommendation would be part of the ultimate FDA review of Natpara, which contained a PDUFA date of October 24, 2014.  As Nader noted in the Company’s September 12, 2014 press release:

‘We are very pleased with the Committee’s vote. Their recommendation reinforces our belief in the favorable benefit-risk profile of Natpara and its potential as a long-term treatment option for Hypoparathyroidism,’ said Francois Nader, MD, president and chief executive officer of NPS Pharma. ‘As a bioengineered replacement therapy targeting the underlying cause of the disorder, Natpara has been shown in clinical studies to maintain serum calcium while demonstrating similar physiologic effects to the native parathyroid hormone. We look forward to working with the FDA to complete the final stages of review of our BLA for Natpara.’

37.   The Company updated stockholders on the status of Natpara on October 23, 2014. The FDA informed the Company that the PDUFA action date for Natpara was extended by three months – to January 24, 2015. The FDA requested that NPS Pharma submit a Risk Evaluation and Mitigation Strategy in advance of the revised PDUFA action date. The Company’s stock price closed down 10% on the news.

38.   On November 10, 2014, NPS Pharma reported third quarter 2014 financial results. The Company again reaffirmed its full-year global net sales guidance and reported net global Gattex/Revestive sales of $28.1 million for the third quarter of 2014, compared to $11.0 million for the same period of 2013. Individual Defendant Nader noted in the Company’s November 10, 2014 press release:

‘We are pleased with the continued success of Gattex/Revestive, which has achieved $68 million of net sales so far this year leaving us on track to deliver more than 200% year-over-year growth,’ said Francois Nader, MD, president and chief executive officer of NPS Pharma. ‘We continue to identify new Short Bowel Syndrome patients and grow our prescriber base leaving us confident in the long-term outlook for Gattex. Internationally, we are also making important progress. Revestive is now officially launched in Germany and we filed for orphan drug designation in Japan.’

39.     Notably, Nader further commented in the November 10, 2014 press release on the potential for Natpara:

We were very gratified to receive a positive Advisory Committee vote recommending the approval of Natpara for the long-term treatment of hypoparathyroidism. We are working with the FDA to finalize our label and Risk Evaluation and Mitigation Strategy. In parallel, we are advancing a number of pre-commercial activities to prepare for the successful launch of Natpara in the second quarter of 2015.

40.     The Company’s strategy in Japan received a boost on November 24, 2014 when the Company announced that its drug Teduglutide received orphan drug status by the Japanese Ministry of Health, Labor, and Welfare.  Japanese regulations further required the Company to initiate a clinical study on Japanese patients.   As  NPS  Pharma’s  Chief  Medical  Officer  noted  in  the  Company’s November 24, 2014 press release:

‘The decision to grant teduglutide orphan drug status in Japan underscores the need for new treatment options for people living with Short Bowel Syndrome,’ said Roger Garceau, MD, executive vice president and chief medical officer of NPS Pharma. ‘We look forward to initiating our study and advancing the regulatory process for teduglutide in Japan.’

The Proposed Transaction

41.     Despite the impending opportunities for the Company in Japan and the prospects for Natpara in the U.S., the Company instead agreed to cash out stockholders by agreeing to the Proposed Transaction.  The Company’s January 11, 2015 press release stated, in pertinent part:

Shire plc (LSE: SHP, NASDAQ: SHPG) and NPS Pharmaceuticals, Inc. (NASDAQ: NPSP) today announced that the companies have entered into a merger agreement pursuant to which Shire will acquire all the outstanding shares of NPS Pharma for $46.00 per share in cash, for a total consideration of approximately $5.2 billion. Shire will accelerate the growth of NPS Pharma’s innovative portfolio through its market expertise in gastrointestinal (GI) disorders, core capabilities in rare disease patient management, and global footprint. The transaction has been approved unanimously by the Boards of Directors of both Shire and NPS Pharma.

NPS Pharma is a rare disease-focused biopharmaceutical company and its first product, GATTEX®/REVESTIVE® (teduglutide [rDNA origin]) for injection, is approved in the United States and Europe[1] to treat adults with short bowel syndrome (SBS) who are dependent on parenteral support. NPS Pharma also has a registration phase product, NATPARA®/NATPAR® (rhPTH [1-84]) for the treatment of hypoparathyroidism (HPT).

The $46.00 per share price in the transaction represents a 51% premium to NPS Pharma’s unaffected share price of $30.47 on December 16, 2014.

Transaction highlights

●	Excellent strategic fit; strengthens Shire’s focus on rare diseases while leveraging industry-leading GI commercial capabilities and global footprint

●	Shire anticipates enhanced revenue and earnings growth profile

●	Adds innovative product portfolio with multiple growth catalysts:

o	GATTEX/REVESTIVE (teduglutide [rDNA origin]) with growing sales for the treatment of adults with SBS, a rare GI condition

o	NATPARA/NATPAR (rhPTH [1-84]), if approved, would be the only bioengineered hormone replacement therapy for use in the treatment of HPT, a rare endocrine disease

●	Shire expects transaction to be accretive to Non GAAP EPS from 2016 onward

●	Acquisition to be effected by a tender offer and funded from Shire’s cash resources, as well as existing and new bank facilities

●	Conference call for investors today (full details below)

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In Europe, Revestive is indicated for the treatment of adult patients with short bowel syndrome who should be stable following a period of intestinal adaptation after surgery.

Shire’s Chief Executive Officer, Flemming Ornskov, MD, MPH, commented:

“The acquisition of NPS Pharma is a significant step in advancing Shire’s strategy to become a leading biotechnology company. With our global strength and expertise in both rare diseases and GI, Shire is uniquely positioned to drive the continued success of GATTEX/REVESTIVE, and, if approved, commercialize NPS Pharma’s pipeline compound NATPARA/NATPAR.

“We look forward to accelerating the growth of the NPS Pharma portfolio based on our proven track record of maximizing value from acquired assets and commercial execution. The NPS Pharma organization will be a welcome addition to Shire as we continue to help transform the lives of patients with rare diseases.”

Francois Nader, MD, President, Chief Executive Officer and Director of NPS Pharma, stated:

“Shire shares NPS Pharma’s commitment to patients with rare diseases. We believe that joining our two companies will drive value for shareholders and ensure we continue to transform the lives of patients with short bowel syndrome, hypoparathyroidism, and autosomal dominant hypocalcemia worldwide. I am confident that this transaction will accelerate our ambition of creating a world where every person living with a rare disease has a therapy. I would like to thank all of our employees for their continued outstanding contributions and steadfast commitment to the patients we serve.”

The Preclusive Deal Protection Devices

42.  The Merger Agreement provides Shire with benefits that all but assure it will acquire the Company.

43.  The Company has agreed to a “no-solicitation” provision, which prevents the Company or its affiliates from actively seeking another bidder. According to Section 7.03 of the Merger Agreement, the Company cannot “solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal.”

44.  According to Section 7.03(c) of the Merger Agreement, NPS Pharma must also notify Shire within twenty-four hours if it receives an unsolicited offer to acquire the Company. This provision also requires the Company to provide Shire with any and all written materials from the unsolicited bidder – including the identity of the bidder.

45.  Further, even if another offer were made to acquire the Company, Shire has received a “matching right,” which permits Shire the right to make a topping offer. In the event an unsolicited offer to acquire the Company materializes, Section 7.03(d) of the Merger Agreement requires the Company to negotiate in good faith with Shire for a period of four business days to consider in good faith any changes to Shire’s offer to acquire the Company. In other words, the Merger Agreement gives Shire access to any rival bidder’s information and allows Shire a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse because the Merger Agreement unfairly assures that any “auction” will favor Shire and piggy-back upon the due diligence of the foreclosed second bidder.

46.  Finally, a potential bidder would have to address a “termination fee” of as high as $155.9 million if it accepts an unsolicited offer to acquire the Company. The termination fee, as outlined in Section 12.04(b) of the Merger Agreement, thereby essentially requires that a competing bidder agree to pay a naked premium for the right to provide NPS Pharma’s stockholders with a superior offer.

47.  Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona  fide  proposal  for  an  alternative  acquisition  that  constitutes  or  would reasonably  be  expected  to  constitute  a  superior  proposal  are  too  narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

48.  Unless enjoined by this Court, defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

49.  NPS Pharma stockholders will not see the long run; instead they will be cashed out by the Board and unable to benefit from the Company’s new position on a level playing field and its future growth and profits.

COUNT I

BREACH OF FIDUCIARY DUTIES AGAINST THE INDIVIDUAL DEFENDANTS

50.  Plaintiff repeats and realleges each allegation set forth herein.

51.  The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public stockholders of NPS Pharma. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive plaintiff and other members of the Class of the value of their investment in NPS Pharma.

52.  As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required and breached their duties of loyalty because, among other reasons: (a) they have failed to properly value the Company; and (b) they have failed to take steps to maximize the value of NPS Pharma to its public stockholders.

53.  Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair and proportionate share of NPS Pharma’s valuable assets and businesses, to the irreparable harm of the Class.

54.  Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that the Individual

Defendants’ actions threaten to inflict.

COUNT II

AIDING AND ABETTING THE BOARD’S BREACHES OF FIDUCIARY DUTIES AGAINST
NPS PHARMA, SHIRE, AND THE SHIRE AFFILIATES

55.  Plaintiff repeats and re-alleges each allegation set forth herein.

56.  Defendants NPS Pharma, Shire, and the Shire Affiliates, by reason of their status as parties to the Merger Agreement and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

57.  Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants NPS Pharma, Shire, and the Shire Affiliates, who, therefore, have aided and abetted such breaches in the possible sale of NPS Pharma to Shire.

58.  As a result of the unlawful actions of defendants NPS Pharma, Shire, and the Shire Affiliates, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for NPS Pharma’s assets and business. Unless the actions of NPS Pharma, Shire, and the Shire Affiliates are enjoined, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

59.  Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A.   Declaring that this action is properly maintainable as a class action;

B.   Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for stockholders;

C.   Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

D.   Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E.      Granting such other and further equitable relief as this Court may deem just and proper.

Dated: January 26, 2015	By:	RIGRODSKY & LONG, P.A.

/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310
OF COUNSEL:
Attorneys for Plaintiff
THE WEISER LAW FIRM, P.C.
James M. Ficaro
Jeffrey J. Ciarlanto
22 Cassatt Avenue
Berwyn, PA 19312
(610) 225-2677

RYAN & MANISKAS, LLP
Richard A. Maniskas
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
(484) 588-5516